CONSENT OF INDEPENDENT AUDITORS

         We consent to the incorporation of our report dated February 8, 2002, on the financial statements of Centrex, Inc. (the "Company") at December 31, 2001, for the period from inception (October 6, 1998) to December 31, 2001, and for the years ended December 31, 2001 and 2000, included in this Form 10-KSB Annual Report of Centrex, Inc. as of December 31, 2001, into the Company's Registration Statements on Form S-8 (File number 333-73972 and 333-65448).

         Our report, dated February 8, 2002, contains an explanatory paragraph that states that Centrex, Inc. is a development stage company with insufficient revenues to fund development and operating expenses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma
April 1, 2002